FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Gordon, John E. (Last) (First) (Middle) 1755 Jefferson Davis Highway, Suite 1207, Crystal Square 5 (Street) Arlington, VA 22202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliant Techsystems Inc. ATK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) September 30, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Vice President - Washington DC Operations

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								3,730.50 (1)	D
Common Stock								105.591 (2)	I	By 40l(k) Plan
Common Stock								117.890 (3)	I	(4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock	1-for-1	09-30-02		A		21		(5)	(5)	Common Stock	21	$69.25	131	D

Explanation of Responses:

(1) The amount reported includes 2,250 shares subject to certain restrictions (including possible forfeiture) applicable to restricted stock grants under the Issuer’s 1990 Equity Incentive Plan.

(2) Shares allocated to the reporting person’s account under the Issuer’s 401(k) plan as of September 26, 2002.

(3) Reflects shares held in the Issuer’s Employee Stock Purchase Plan as of September 27, 2002.

(4) By securities dealer/broker/custodian under the ESPP.

(5) The Phantom Stock Units were acquired under the Issuer's Management Deferred Compensation Plan and are to be settled 100% in cash following the reporting person's termination of employment or such other date specified by the reporting person.  However, the participant may currently elect to transfer units out of the phantom stock account into another investment account.

/s/ John E. Gordon ** Signature of Reporting Person	10-01-02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002